November 8, 2018

John Stippick
Chairman
MC Endeavors, Inc.
33865 Mariana Unit C
Dana Point, CA 92629

       Re: MC Endeavors, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed October 26, 2018
           File No. 024-10892

Dear Mr. Stippick:

       We have reviewed your amended offering statement and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Amendment No. 1 to Form 1-A

Exhibits
Subscription Agreement, page 1

1. We note your reference to WealthForge Securities in your subscription agreement. Please confirm WealthForge's participation in this offering to the staff. If WealthForge is not a participant, please amend your 1-A and revise your subscription agreement accordingly.
       Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Kate McHale (Staff
Attorney) at 202-551-3464 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing and
                                                           Construction